UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Bitstream Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
 (Title of Class of Securities)

91736108
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois  60035
(201) 793-0515

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON New Vernon Aegir Master Fund Ltd. SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0683760
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%1
14	TYPE OF REPORTING PERSON CO

______________________

1 Based on 10,190,637 shares of Class A Common Stock issued and outstanding as of November 10, 2010 as reported by the Issuer on the most recent Form 10-Q filed November 15, 2010 with the Securities and Exchange Commission.

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON New Vernon Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%2
14	TYPE OF REPORTING PERSON IA

______________________
2 See footnote 1.

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON New Vernon Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%3
14	TYPE OF REPORTING PERSON IA

______________________
3 See footnote 1.

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,207,856
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,207,856
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,856	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%4
14	TYPE OF REPORTING PERSON IN

______________________
4 See footnote 1.

1	NAMES OF REPORTING PERSON Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 378,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,906	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%5
14	TYPE OF REPORTING PERSON IN

______________________
5 See footnote 1.

1	NAMES OF REPORTING PERSON NV North American Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

ITEM 1.                  SECURITY AND ISSUER

This Amendment No. 6 amends the Schedule 13D filed by NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, HPP GP LLC and Trent Stedman (the “Original Filers”) on May 1, 2009, as amended by the Schedule 13D/A filed by the Original Filers on February 12, 2010, the Schedule 13D/A filed by the Original Filers on March 12, 2010, the Schedule 13D/A filed by the Original Filers and Thomas Patrick (the “Subsequent Filers”) on April 23, 2010, the Schedule 13D/A filed by the Subsequent Filers on August 20, 2010, and the Schedule 13D/A filed on September 1, 2010 by NV North American Opportunity Fund, New Vernon Investment Management LLC, Trent Stedman and Thomas Patrick, relating to the Class A Common Stock, $0.01 par value per share (the “Common Stock”), of Bitstream Inc. (the “Issuer”), as specifically set forth herein.

ITEM 2.                   IDENTITY AND BACKGROUND

This Item 2 is amended and restated to read as follows:

(a)
(i)      New Vernon Aegir Master Fund Ltd.
(ii)     New Vernon Investment Management LLC
(iii)    New Vernon Partners LLC
(iv)   Trent Stedman
(v)    Thomas Patrick
(vi)    NV North American Opportunity Fund

(b)
(i)      New Vernon Aegir Master Fund Ltd.
(ii)     New Vernon Investment Management LLC
(iii)    New Vernon Partners LLC
(iv)   Trent Stedman
(v)    Thomas Patrick
(vi)   NV North American Opportunity Fund

799 Central Avenue
Suite 350
Highland Park, Illinois  60035

(c)        This Schedule 13D/A is being filed by and on behalf of New Vernon Aegir Master Fund Ltd. (the “Fund”), which is an investment fund; New Vernon Partners LLC, the investment manager of the Fund; New Vernon Investment Management LLC (the “Investment Advisor”), the investment advisor of the Fund; Mr. Stedman, whose principal business is serving as the portfolio manager of a Investment Advisor; Mr. Patrick, whose principal business is serving as a member of the Investment Advisor; and NV North American Opportunity Fund, which is an investment fund (collectively, the “Reporting Parties”).

(d)        No

(e)        No

(f)
(i)      New Vernon Aegir Master Fund Ltd., Cayman Islands
(ii)     New Vernon Investment Management LLC, Delaware
(iii)    New Vernon Partners LLC, Delaware
(iv)   Trent Stedman, United States of America
(v)    Thomas Patrick, United States of America
(vi)   NV North American Opportunity Fund, Cayman Islands

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following paragraph:

New Vernon Aegir Master Fund Ltd. became the direct beneficial owner of the Common Stock and New Vernon Partners LLC became a beneficial owner of the Common Stock pursuant to a restructuring on January 3, 2011 in which (i) NV North American Opportunity Fund contributed all of its assets to New Vernon Aegir Master Fund Ltd. (“Master Fund”) in exchange for all of the equity of Master Fund, (ii) New Vernon Investment Management LLC became the investment advisor of Master Fund (which currently holds only the assets contributed to it by NV North American Opportunity Fund), and (iii) New Vernon Partners LLC became the investment manager of Master Fund.

ITEM 5.                   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)        As of the close of trading on January 12, 2011, (i) New Vernon Aegir Master Fund Ltd. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 1,135,462 shares of Common Stock over which it has sole voting and dispositive power, (ii) Mr. Stedman directly beneficially owns 72,394 shares of Common Stock over which he has sole voting and dispositive power, and (iii) Mr. Patrick directly beneficially owns 378,906 shares of Common Stock over which he has sole voting and dispositive power.  New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have voting and dispositive power over the shares of Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.  New Vernon Partners LLC is the investment manager of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have voting and dispositive power over the shares of Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.  Mr. Stedman is a portfolio manager of New Vernon Investment Management LLC.  In such capacity, Mr. Stedman controls the trading of securities held by New Vernon Aegir Master Fund Ltd.  As a result of such role and otherwise by virtue of his relationship to New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to have voting and dispositive power over the shares of Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.  As a result, Mr. Stedman may be deemed to beneficially own a total of 1,207,856 shares of Common Stock.  Thomas Patrick is a member of New Vernon Investment Management LLC.  By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Common Stock of the Issuer.   The 11.1% of the Common Stock beneficially owned by each of New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, the 11.9% of the Common Stock beneficially owned by Mr. Stedman and the 3.7% of the Common Stock beneficially owned by Mr. Patrick are based on 10,190,637 shares of Common Stock that were outstanding as of November 10, 2010 (as set forth on the Issuer’s Form 10-Q filed on November 15, 2010 with the Securities and Exchange Commission).

(b)       The response to Item 5(a) is incorporated herein by reference.

(c)       New Vernon Aegir Master Fund Ltd. became the direct beneficial owner of the Common Stock and New Vernon Partners LLC became a beneficial owner of the Common Stock pursuant to a restructuring on January 3, 2011 in which (i) NV North American Opportunity Fund contributed all of its assets to New Vernon Aegir Master Fund Ltd. (“Master Fund”) in exchange for all of the equity of Master Fund, (ii) New Vernon Investment Management LLC became the investment advisor of Master Fund (which currently holds only the assets contributed to it by NV North American Opportunity Fund), and (iii) New Vernon Partners LLC became the investment manager of Master Fund.

(d)       The response to Item 5(a) is incorporated herein by reference.

(e)       NV North American Opportunity Fund ceased to be a beneficial owner of Common Stock upon the consummation of the restructuring that occurred on January 3, 2011 in which NV North American Opportunity Fund contributed all of its assets to New Vernon Aegir Master Fund Ltd.  As a result of such restructuring, NV North American Opportunity Fund does not beneficially own any shares of Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 13, 2011	New Vernon Aegir Master Fund Ltd. By: New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of January 13, 2011		New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of January 13, 2011		New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of January 13, 2011		/s/ Trent Stedman
Trent Stedman

Dated as of January 13, 2011		/s/ Trent Stedman
Trent Stedman, Authorized Signatory for Thomas Patrick*

Dated as of January 13, 2011	NV North American Opportunity Fund By: New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

* Pursuant to Power of Attorney previously filed.